EXHIBIT 12.1
Statement re Computation of Ratio of Earnings to Fixed Charges

	IFRS
	2004	2005	2006	Q1 2007
		(millions of euros)
Income (loss) before tax from continuing operations before income from joint ventures and associates	4,742	6,735	6,688	1,287

Dividends from joint ventures and associates	14	36	43	—
Fixed charges (see below)	2,516	2,429	3,881	1,044
Capitalized interest, net of amortization	—	(6)	(1)	3
Earnings	7,272	9,195	10,611	2,334

Fixed charges:

Interest expense, including amortization of debt expense and similar charges	2,514	2,420	3,877	1,044
Capitalized interest	2	9	4	—
Total fixed charges	2,516	2,429	3,881	1,044

Ratio of earnings to fixed charges	2.9	3.8	2.7	2.2
For the purpose of calculting ratios of earnings to fixed charges, earnings consist of net profit for the year continuing operations, plus income tax, minority interests, share of profit or loss from equity investees, amortization of capitalized interest and fixed charges. Fixed charges consist of interest expenses, including borrowing costs, amortized premiums, discounts and other expenses related to indebtedness and capitalized interest, all calculated in euros.